PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3) and (c)
(to Prospectus dated November 21, 2012)	Registration No. 333-184866

1,265,277 Shares

FIESTA RESTAURANT GROUP, INC.

Common Stock

This prospectus supplement supplements the prospectus dated November 21, 2012, which we refer to as the “Prospectus”, and which forms a part of our Registration Statement on Form S-3 (Registration No. 333-184866), which we refer to as the “Registration Statement”. This prospectus supplement is being filed to update and supplement the information in the Prospectus relating to ownership of shares of our common stock by selling stockholders. This prospectus supplement should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “FRGI.” On June 19, 2013, the last reported sale price of our common stock on The NASDAQ Global Select Market was $37.42 per share.

An investment in our common stock involves a high degree of risk. See “Risk Factors” on page 3 of the Prospectus and under any similar headings in any filing with the Securities and Exchange Commission that is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The section of the Prospectus setting forth information concerning the selling stockholders is amended and restated as follows:

SELLING STOCKHOLDERS

In connection with the spin-off of Fiesta Restaurant Group by Carrols Restaurant Group, on May 7, 2012, each holder of record on April 26, 2012 of Carrols Restaurant Group common stock, including Jefferies Capital Partners IV L.P., which we refer to as “Jefferies Capital”, Jefferies Employee Partners IV LLC, which we refer to as “Jefferies Employee Partners” and JCP Partners IV LLC, which we refer to as “JCP Partners” and together with Jefferies Capital and Jefferies Employee Partners, the “JCP Group”, received one share of our common stock for every one share of Carrols Restaurant Group common stock held. Consequently, the JCP Group received an aggregate of 6,559,739 shares of our common stock on May 7, 2012. On March 27, 2013, the JCP Group sold an aggregate of 3,335,000 shares of our common stock in an underwritten secondary offering, which we refer to as the “Offering”, of our common stock pursuant to a prospectus supplement dated March 21, 2013, which formed a part of the Registration Statement. We did not receive any of the proceeds from the sale of shares of our common stock by the JCP Group in the Offering. On June 20, 2013, Jefferies Capital and JCP Partners distributed for no consideration an aggregate of 2,284,185 shares of our common stock to their respective partners and members, including Jefferies Group LLC, 2055 Partners L.P., Brian P. Friedman and James L. Luikart (each of whom are selling stockholders named in this prospectus supplement and Prospectus pursuant to the registration rights agreement), and JCP IV LLC. On the same date, JCP IV LLC distributed for no consideration an aggregate of 61,361 shares of our common stock that it received pursuant to the foregoing distribution from Jefferies Capital to its members, including Jefferies Group LLC, 2055 Partners L.P., Jefferies LLC, Brian P. Friedman, James L. Luikart, Roy Furman, Nicholas Daraviras, James J. Dowling, Seth Wilson and George Hutchinson (each of whom are selling stockholders named in this prospectus supplement and Prospectus pursuant to the registration rights agreement), and Jefferies Capital Partners LLC. Also on the same date, Jefferies Capital Partners LLC distributed for no consideration an aggregate of 8 shares of our common stock that it received pursuant to the foregoing distribution from JCP IV LLC to its members, including Brian P. Friedman and James L. Luikart (each of whom are selling stockholders named in this prospectus supplement and Prospectus pursuant to the registration rights agreement).

We have prepared, on behalf of the selling stockholders, the Registration Statement, of which this prospectus supplement and the Prospectus form a part, to register with the SEC the offer and sale of the shares of common stock to be sold hereby from time to time. This prospectus supplement and the Prospectus relate to the possible resale from time to time by the selling stockholders of any or all of the 1,265,277 shares our common stock held by them.

Two members of our board of directors, Brian P. Friedman and Nicholas Daraviras, are affiliated with the JCP Group. Mr. Friedman has been President of Jefferies Capital Partners and its predecessors since 1997, and is a director and executive officer of Jefferies LLC and a managing member of Jefferies Capital Partners LLC. Mr. Friedman may be deemed to beneficially own shares offered by the JCP Group, Jefferies LLC and 2055 Partners L.P. in this prospectus supplement and the Prospectus. Additionally, Mr. Daraviras is an employee and Managing Director of an affiliate of certain of the entities that comprise the JCP Group. Mr. Daraviras also serves as a member of the board of directors of Carrols Restaurant Group, our former indirect parent company prior to the spin-off, and has served since July 2009. Mr. Friedman served as a member of the board of directors of Carrols Restaurant Group from July 2009 until May 7, 2012. Pursuant to a letter dated as of July 21, 2011, Mr. Friedman resigned as a member of the board of directors of Carrols Restaurant Group effective on the date of the consummation of the spin-off. Jefferies LLC acted as a joint book-running manager of the Offering which closed on March 27, 2013. In addition, Jefferies LLC received a portion of the transaction related fees and reimbursement of certain expenses to be paid by the JCP Group in connection with the Offering for acting as a joint book-running manager. Except as provided above, the selling stockholders have not had any material relationship with us or our affiliates within the past three years other than for the ownership of the shares of common stock.

The table below, including the footnotes, lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock held by each of the selling stockholders based in part on information provided to us by the selling stockholders. The percentages of shares owned prior to and after the offering are based on 23,646,105 shares of our common stock issued and outstanding as of June 19, 2013. The number of shares beneficially owned prior to offering column indicates the number of shares of common stock beneficially owned by each selling shareholder as of June 20, 2013. We have determined beneficial ownership in accordance with SEC rules.

The number of shares being offered column indicates the total number of shares of our common stock that each selling stockholder may offer under this prospectus supplement and the Prospectus.

The shares beneficially owned after offering column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus supplement and the Prospectus. However, because the selling stockholders may sell all or some of their shares under this prospectus supplement and the Prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares, if any, that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of any sales. We do not know how long any of the selling stockholders will hold the shares before selling them. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to the Prospectus if and when necessary and required.

The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution” in the Prospectus.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered (1)	Shares Beneficially Owned After Offering
Name of Selling Stockholders	Number	Percent		Number	Percent
Jefferies Capital Partners IV L.P. (2)	618,075	2.6%	618,075	0	—
Jefferies Employee Partners IV LLC (2)	322,479	1.4%	322,479	0	—
Jefferies Group LLC	255,110	1.1%	255,110	0	—
2055 Partners L.P. (3)	28,668	*	28,668	0	—
Brian P. Friedman (4)	996,924	4.2%	987,641	9,283	*
Jefferies LLC	8,062	*	8,062	0	—
James Luikart (5)	948,418	4.0%	948,418	0	—
Roy Furman	2,694	*	2,694	0	—
Nicholas Daraviras	10,630	*	1,347	9,283	*
James J. Dowling	1,347	*	1,347	0	—
Seth Wilson	1,077	*	1,077	0	—
George Hutchinson	135	*	135	0	—

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)

We do not know when or in what amounts a selling stockholder may offer for sale shares of common stock covered by this prospectus supplement and the Prospectus. The selling stockholders may not sell any or all of such shares offered by this prospectus supplement and the Prospectus. Because the selling stockholders may offer all or some of the shares of common stock covered by this prospectus supplement and the Prospectus pursuant to this offering and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of such shares, we cannot estimate the number of such shares that will be held by the selling stockholders after completion of this offering. However, for purposes of this table, we have assumed that, after completion of this offering, none of the shares of common stock covered by this prospectus supplement and the Prospectus will be held by the selling stockholders.
(2)	Jefferies Capital is the record owner of 618,075 shares and Jefferies Employee Partners is the record owner of 322,479 shares. The shares held by such selling stockholders may be deemed to be beneficially owned by JCP IV LLC, which we refer to as the “General Partner”, the general partner of Jefferies Capital and the managing member of each of Jefferies Employee Partners and JCP Partners. The shares held by the General Partner may be deemed to be beneficially owned by Jefferies Capital Partners LLC, which we refer to as the “Manager”, the manager of the JCP Group and the managing member of the General Partner. Brian P. Friedman and James L. Luikart are each managing members of the Manager and in such capacity may each be deemed to be beneficial owner of the shares.
(3)	2055 Partners L.P. is the record owner of 28,668 shares. The shares held by such selling stockholder may be deemed to be beneficially owned by Brian P. Friedman.
(4)	Includes 618,075 shares held by Jefferies Capital, 322,479 shares held by Jefferies Employee Partners and 28,668 shares held by 2055 Partners L.P. The shares held by Jefferies Capital Partners, Jefferies Employee Partners and 2055 Partners L.P. may be deemed to be beneficially owned by Mr. Friedman.
(5)	Includes 618,075 shares held by Jefferies Capital Partners and 322,479 shares held by Jefferies Employee Partners. The shares held by Jefferies Capital Partners and Jefferies Employee Partners may be deemed to be beneficially owned by Mr. Luikart.

The date of this prospectus supplement is June 20, 2013